Exhibit 99.1

BW LPG Limited - Financial calendar

Singapore, 13 December 2024

Financial calendar for BW LPG Limited

FINANCIAL YEAR 2024

19.03.2025 - Annual Report

27.02.2025 - Quarterly Report - Q4

FINANCIAL YEAR 2025

26.08.2025 - Half-yearly Report

02.12.2025 - Quarterly Report - Q3

15.05.2025 - Annual General Meeting

20.05.2025 - Quarterly Report - Q1

Correction is made for date of Quarterly Report – Q3

This information is published pursuant to the requirements set out in the Continuing obligations.